Exhibit 99.1

VASTA Platform Limited

Unaudited Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 and Combined Carve-out Financial Statements as of December 31, 2019 and unaudited Interim Condensed Combined Carve-out Financial Statements for the nine-month period ended as of September 30, 2019

Vasta Platform Limited

Unaudited Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the nine-month period ended as of September 30, 2019

Unaudited Interim Condensed Consolidated Statement of Financial Position as of September 30, 2020 and Combined Carve-out Statement of Financial Position as of December 31, 2019

In thousands of R$, unless otherwise stated

Assets	Note	September 30, 2020	December 31, 2019

Current assets
Cash and cash equivalents	6	317,883	43,287
Marketable Securities	6.1	707,116	-
Trade receivables	7	247,335	388,847
Inventories	8	239,015	222,236
Taxes recoverable		18,470	13,427
Income tax and social contribution recoverable		10,474	36,859
Prepayments		28,030	22,644
Other receivables		1,823	1,735
Related parties – other receivables	17	4,697	38,141
Total current assets		1,574,842	767,176

Non-current assets
Judicial deposits and escrow accounts	18	171,903	172,932
Deferred income tax and social contribution	19	118,847	57,340
Property, plant and equipment	9	181,027	184,961
Intangible assets and goodwill	10	4,945,261	4,985,385

Total non-current assets		5,417,038	5,400,618

Total Assets		6,991,880	6,167,794

The footnotes to these Unaudited Interim Condensed Combined Consolidated Financial Statements and Combined Carve-out Financial Statements are an integral part of the Financial Statements.

Vasta Platform Limited

Unaudited Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the nine-month period ended as of September 30, 2019

Unaudited Interim Condensed Consolidated Statement of Financial Position as of September 30, 2020 and Combined Carve-out Statement of Financial Position as of December 31, 2019

Liabilities	Note	September 30, 2020	December 31, 2019

Current liabilities
Bonds and financing	11	480,502	440,947
Lease liabilities	13	13,112	7,101
Suppliers	12	157,749	223,658
Suppliers -related Parties	17.a	130,532	207,174
Taxes payable		496	867
Income tax and social contribution payable		14,254	18,784
Salaries and social contributions	16	71,542	61,748
Contract liabilities and deferred income	14	21,174	49,328
Accounts payable for business combination	15	16,957	1,772
Other liabilities		5,154	3,911
Other liabilities - related parties	17	233,152	49,244
Loans from related parties	17	20,604	29,192
Total current liabilities		1,165,228	1,093,726

Non-current liabilities
Bonds and financing	11	306,629	1,200,000
Lease liabilities	13	144,424	146,613
Accounts payable for business combination	15	26,593	9,169
Provision for risks of tax, civil and labor losses	18	610,637	609,007
Contract liabilities and deferred income	14	7,311	9,196
Total non-current liabilities		1,095,594	1,973,985

Shareholder´s Equity / Net investment
Parent´s Net Investment		-	3,100,083
Share Capital		4,765,914	-
Capital reserve		33,043	-
Accumulated losses		(67,899)	-
Total Shareholder´s Equity / Net investment		4,731,058	3,100,083

Total liabilities and Equity		6,991,880	6,167,794

The footnotes to these Unaudited Interim Condensed Combined Consolidated Financial Statements and Combined Carve-out Financial Statements are an integral part of the Financial Statements.

Vasta Platform Limited

Unaudited Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the nine-month period ended as of September 30, 2019

Unaudited Interim Condensed Combined Consolidated Statement of Profit or Loss and Other Comprehensive Income for the three and nine-month period ended September 30, 2020 and Unaudited Interim Condensed Combined Carve-out Statement of Profit or Loss and Other Comprehensive Income for the three and nine-month period ended September 30, 2019

In thousands of R$, unless otherwise stated

	Note	July 01, to September 30, 2020	September 30, 2020	July 01, to September 30, 2019	September 30, 2019

Net revenue from sales and services	21	141,415	654,066	135,811	626,835
Sales		134,182	634,895	131,392	608,462
Services		7,233	19,171	3,880	17,834

Cost of goods sold and services	22	(62,230)	(277,985)	(60,291)	(298,348)

Gross profit		79,185	376,081	75,520	328,487

Operating income (expenses)
General and administrative expenses	22	(83,458)	(265,752)	(87,130)	(249,461)
Commercial expenses	22	(35,841)	(116,437)	(36,890)	(99,553)
Other operating income	22	948	2,936	8,636	8,608
Other operating expenses	22	-	-	(5,382)	(5,339)
Impairment losses on trade receivables	7 and 22	(1,121)	(12,704)	4,277	(3,721)

(Loss) Profit before financial income and taxes		(40,287)	(15,876)	(40,970)	(20,979)

Finance result
Finance income	24	5,942	14,579	1,476	2,832
Finance costs	24	(24,854)	(101,399)	(50,700)	(133,835)
		(18,912)	(86,820)	(49,224)	(131,003)

Loss before income tax and social contribution		(59,199)	(102,696)	(90,194)	(151,982)

Income tax and social contribution	19	18,593	34,797	29,097	50,968
Current	19	-	51,382	(9,111)	(9,111)
Deferred	19	-	(16,585)	30,982	30,982

Net loss for the period		(40,606)	(67,899)	(61,097)	(101,014)

Other comprehensive profit for the period		-	-	-	-

Total comprehensive loss for the period		(40,606)	(67,899)	(61,097)	(101,014)

The footnotes to these Unaudited Interim Condensed Combined Consolidated Financial Statements and Combined Carve-out Financial Statements are an integral part of the Financial Statements.

Vasta Platform Limited

Unaudited Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the nine-month period ended as of September 30, 2019

Unaudited Interim Condensed Combined Consolidated Statement of Changes in Equity for the nine-month period ended September 30, 2020 and Unaudited Interim Condensed Combined Carve-out Statement of Changes in Parent’s Net Investment for the nine-month period ended September 2019

In thousands of R$, unless otherwise stated

		Share Capital		Capital Reserve
	Parent´s Net Investment	Share Capital	Share issuance costs	Share-based compensation reserve	Accumulated losses	Total Equity/ Net Investment

Balances at December 31, 2018	3,268,501	-	-	-	-	3,268,501

Impacts of IFRS 16 Adoption, net of tax	(1,247)	-	-	-	-	(1,247)

Ajusted balance at January 1, 2019	3,267,254	-	-	-	-	3,267,254

Net loss for the period	(101,014)	-	-	-		(101,014)
Capitalization of bonds	1,508,297	-	-	-	-	1,508,297
Share-based payment contibutions	404	-	-		-	404
Net investments	3,925	-	-		-	3,925

Balances at September 30, 2019	4,678,866	-	-		-	4,678,866

Balance at December 31,2019	3,100,083	-	-	-		3,100,083

Movement in Parent’s investment, net	(3,100,083)	3,104,280		-	-	4,197
Comprehensive loss for the period
Net loss for the period	-	-	-	-	(67,899)	(67,899)
Total comprehensive loss for the period	-	-	-	-	(67,899)	(67,899)

Shareholder contributions and distributions to shareholders
Issuance of common shares in initial public offering (Note 1.2)	-	1,836,317	-	-	-	1,836,317
Share based compensations granted and issued (Note 20 (a) and (b) and (c )	-	-	-	33,043	-	33,043
Share issuance costs, net of taxes (Note 1.2)	-		(174,683)	-	-	(174,683)
Total shareholder contributions and distributions to shareholders	-	1,836,317	(174,683)	33,043	-	1,694,677
Balance at September 30, 2020	-	4,940,597	(174,683)	33,043	(67,899)	4,731,058

Vasta Platform Limited

Unaudited Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the nine-month period ended as of September 30, 2019

Unaudited Interim Condensed Combined Consolidated Statement of Cash Flows for the nine-month period ended September 30, 2020 and Unaudited Interim Condensed Combined Carve-out Statement of Cash Flows for the nine-month period ended September 30, 2019

In thousands of R$, unless otherwise stated		For the nine months ended September 30,
	Notes	2020	2019

CASH FLOWS FROM OPERATING ACTIVITIES
Loss before income tax and social contribution		(102,696)	(151,982)
Adjustments for:
Depreciation and amortization	9 and 10	129,059	131,365
Impairment losses on trade receivables	7	12,704	3,721
(Reversal) Provision for risks of tax, civil and labor losses	18	(4,966)	3,005
Interest on provision for risks of tax, civil and labor losses	18	13,406	25,092
Reversal of provision for obsolete inventories	8	4,551	13,797
Interest on bonds and financing	11	46,725	82,603
Refund liability and right to returned goods		(25,118)	(24,292)
Imputed interest on suppliers		2,945	4,821
Interest on accounts payable for business combination		1,394	103
Share-based payment expense		-	404
Interest on lease liabilities	13	11,337	12,134
Interest on marketable securities		(2,018)
Disposals of rights of use assets and lease liabilities		(1,023)	-
Residual value of disposals of property, plant and equipment and intangible assets	9 and 10	1,931	2,336

Changes in		88,230	103,107
Trade receivables		133,798	146,242
Inventories		(30,350)	54
Prepayments		(4,629)	(2,432)
Taxes recoverable		22,090	(7,632)
Judicial deposits and escrow accounts		1,029	(9,375)
Other receivables		2,828	(1,166)
Suppliers		(79,323)	(62,327)
Salaries and social charges		9,484	(31,036)
Tax payable		3,476	15,733
Contract liabilities and deferred income		3,510	(3,262)
Other receivables and liabilities from related parties		219,010	-
Other payables		7,157	9,567
Cash generetad from operating activities		379,101	157,473
Income tax and social contribution paid		(5,234)	(14,683)
Interest lease liabilities paid	13	(10,900)	(8,532)
Payment of interest on bonds and financing	11	(49,403)	(53,144)
Payment of provision for tax, civil and labor losses	18	(6,812)	-
Net cash from operating activities		306,752	81,114
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment	9	(3,730)	(11,808)
Additions to intangible assets	10	(32,226)	(28,594)
Acquisition of subsidiary, net of cash acquired		(8,703)	-
Acquisition of investment in marketable securities		(705,097)	-
Net cash applied in investing activities		(749,756)	(40,402)

CASH FLOWS FROM FINANCING ACTIVITIES

Loans from related parties paid	17	(75,846)	-
Loans from related parties addition	17	65,600	-
Lease liabilities paid	13	(9,207)	(13,815)
Parent's Net Investment		4,197	3,925
Issuance of common shares in initial public offering	1.2	1,836,317	-
Transaction costs in initial public offering	1.2	(174,683)	-
Repayments of bonds and financing	11	(852,136)	(59,457)
Others		(76,642)	(43,056)
Net cash from (applied in) financing activities		717,600	(112,403)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		274,596	(71,691)

Cash and cash equivalents at beginning of period	6	43,287	102,231
Cash and cash equivalents at end of year	6	317,883	30,540

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		274,596	(71,691)

The footnotes to these Unaudited Interim Condensed Combined Statement of Financial Statements and combined carve-out financial statements are an integral part of the Financial Statements.

Vasta Platform Limited

Unaudited Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the nine-month period ended as of September 30, 2019

Notes to the unaudited interim condensed combined consolidated financial statements

(Amounts expressed in thousands of R$, unless otherwise indicated)

1.	General Information

VASTA Platform Ltd. (hereinafter referred to as the "Company"), is a public company with headquarters office in the city of São Paulo, State of São Paulo, Brazil.

For the nine-month period ended September 30, 2019, the Company was comprised of combined carved-out historical balances of certain results of operations related to the delivery of educational content for private sector basic and secondary education (“K-12 curriculum”) previously carried out by the legal entity Cogna Educação S.A. and it’s subsidiaries (hereinafter referred to as “Cogna” or “Parent Entity”, or in combination with its subsidiaries, the “Cogna Group”). The Unaudited Interim Condensed Combined Consolidated Carve-out Financial Statements for for the nine-month period ended September 30, 2019 include historical financial information and operations from the following legal entities (“Parent Entities”):

•	Somos Educação S.A. (“Somos”);

•	Somos Sistemas de Ensino S.A. (“Somos Sistemas”);

•	Editora Ática S.A. (“Ática”);

•	Saraiva Educação S.A. (“Saraiva”);

•	Editora Scipione S.A. (“Scipione”);

•	Maxiprint Editora Ltda. (“Maxiprint”);

•	Red Ballon – Somos Idiomas S.A. (“English Star”);

•	Livraria Livro Fácil Ltda (“Livro Fácil”);

•	Colégio Anglo São Paulo Ltda. (“Colégio Anglo”); and

•	Saber Serviços Educacionais S.A. (“Saber”)

As part of an effort to streamline its operations, Cogna Group performed a comprehensive corporate restructuring concluded on December 31, 2019, which enhanced the corporate structure (i.e. reducing the number of legal entities in the Cogna Group and improving overall synergies). Through this process, from January 1st, 2020, the Company’ activities were restructured in the legal entity Somos Sistemas de Ensino S.A (“Somos Sistemas”), and the spun off to VASTA Platform Limited (“Vasta Group”) was concluded on July 31, 2020. Since July 31,2020 the Company is listed at SEC and its shares are negotiated in Nasdaq Global Select Market under the ticker symbol (“VSTA”).

As all the legal entities that were involved in the corporate restructuring are under common control, this reorganization was accounted for using the cost base method of the related assets and liabilities as recorded by the Cogna Group ( “Cogna” or “Ultimate Vasta Group Parent Company”) and it resulted in an overall change in the shareholding structure. As result of the corporate restructuring was simplified the legal structure. The Vasta Platform Limited (“The Company”) as aftermath controls and combines/consolidates the Unaudited Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 and it is composed by the following entities:

•	Somos Sistemas de Ensino S.A. (“Somos Sistemas”)

•	Livraria Livro Fácil Ltda (“Livro Fácil”);

•	Colégio Anglo São Paulo Ltda. (“Colégio Anglo”);

•	A & R Comercio e Serviços de Informática Ltda. (“Pluri”); and

Vasta Platform Limited

Unaudited Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the nine-month period ended as of September 30, 2019

•	Mind Makers Editora Educacional (“Mind Makers”)

The Company´ activities include integrated solutions for Basic Education that comprehends a platform of products (including process of creation and manufacturing books), learning systems, solutions and technology support services focused on early childhood education, primary education and high school. Accordingly, the Company’ is mainly engaged in: (i) preparing, selling, and distributing textbooks, teaching aids, and workbooks, especially with educational, literary, and information contents as well as teaching systems; (ii) developing educational solutions for elementary, basic and high school education activities; and (iii) developing software for adaptive teaching and optimizing academic management.

These Unaudited Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and Unaudited Interim Condensed Combined Carve-out Financial Statements for the nine-month period ended September 30, 2019 were approved by Executive Board on November 13, 2020.

1.1 Initiatives carried out by Company and impacts of Covid-19 pandemic

On March 11, 2020, the World Health Organization (WHO) raised the contamination status of the Coronavirus outbreak (“COVID-19”) to a global pandemic, changing the world and Brazilian growth perspectives and adding important risks to Companies in an unprecedent scenario. As a result, Management analyzed the risks brought by COVID-19 based on government measures adopted in municipality and state-wide levels such as: social distance, schools shut down, travel restrictions, lockdowns, closing non-essential businesses, among others, causing major disruptions in the financial, labor and standards market demand, in the logistics chains and, most importantly, impacting society as a whole.

In order to tackle the risks over this scenario, the Company established a Crisis Committee and approved some measures composed by actions that first of all safeguarded the physical and mental health of its employees and then preserved operational and financial capacity to face this period. We highlight below the main initiatives carried out by Company:

1) Preserve employees’ health and safety by implementing measures such as work from home policy, temporary closure of our distribution centers re-opening with reduced operations and the adoption of health and safety measures recommended by government authorities;

2) Ensure educational content and services delivery through online platforms;

3) Improve the financial health identifying required measures to ensure adequate liquidity and cash position;

4) Implement short term restructuring measures required to improve financial health, seeking to preserve jobs and the organization long term plan, including but not limited to temporary reduction in wages and working hours;

5) Plan and execute organizational changes with mid-term impact for the post-COVID world, if required;

6) Strategic Plan for opportunities generated by the crisis;

7) Philanthropic actions that contributes to mitigate the impacts of COVID-19 on our Company segment; and

Vasta Platform Limited

Unaudited Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the nine-month period ended as of September 30, 2019

8) Provide on-line campaigns to promote our products to potential new customers.

Related to sales and services provided to our customers, even thought municipality and state-wide governments had took some meausures that could hard hit our business, for example schools lockdown and social distancing, our customers kept their educational services through our virtual platforms. As a result, we have not had interruption in the sales and services levels contracted by our customers.

Despite of the continuity of educational services, the process of social lockdown is pervasive and it is increasing the level of uncertainties over our business cycle and logistics process, thus, it is likely that we will identify some impacts on revenue and profitability through the quarters forthcoming. This characteristic is based on macroeconomic forecastings which have indicated unfavourable social and economic indicators to Brazil in the 2020’s year-end and during the next year.

As of the date of the issuance of these Unaudited Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 and Condensed Combined Carve-out Financial Statements as of December 31, 2019, the Company applied the following measures in order to prioritize cash management and increase its financial liquidity:

Reduction of costs and expenses

The Company discussed and established, together with the managers and the Crisis Management Committee cost and expense reduction plan that is in full execution and following as planned, and that is highlighted below:

a) implementation, as of May or June, depending of the area, the reduction in working hours and consequently, wages of our administrative and corporate employees by 25%, for the three-month period beginning on May 1, 2020. This measure ends in August 2020, being around 90% of administrative employees impacted; and

b) extensive renegotiation of contracts with suppliers (for example: lease arrangements, printers, IT services, law services, etc) and the cessation of operations of certain transportation companies for undetermined periods. Most of the renegotiations are based on temporary price reduction.

Reduction and postponement of investments

The Company opted to maintain investments in strategic projects and those related to improving the provision of services, considered essential for long-term growth and partially reduced investments related to non-strategic projects or administrative area, such as IT projects or improvement in performance report indicators. The Company will continue to evaluate COVID impacts in its business and in the cash flow and may postpone its plans to expand through acquisitions or investments. As presented in the Note 10, the Company keeps the level of investments in intangible assets based on cash generated by IPO capitalization, as described in Note 1.2, which allows the Company moving forward for additional investments.

Liquidity risk

In order to cover possible liquidity deficiencies or mismatches between cash and cash equivalents with short-term debt and financial obligations, the Company continues to operate in the finance markets with operations such as reverse factoring as long as this credit line is offered by banks and accepted by the Company suppliers, and also, with the support committed from Group Cogna. Thus, the Company expects to have the capacity to meet its short-term obligations and these Unaudited Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 and Combined Carve-out Financial Statements as of December 31, 2019 and consequently have been prepared on the basis that the Company will continue as a going concern. On July 31, 2020, was accomplished the initial public offering of the Company when capitalized R$ 1,836,317 see Note 1.2.

Vasta Platform Limited

Unaudited Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the nine-month period ended as of September 30, 2019

Cogna is committed to ensuring, if necessary, that Vasta Platform conducts its business with proper operational continuity and that it has the capacity to settle its obligations.

Net Revenue from sales and services and gross margin

Our Company is based on annual contracts with clients, that sign agreements during the current fourth quarter corresponding to the services that will begin on subsequent year. Thus, this business characteristics assures the Company foresees its net revenue based on volume determined by new contracts signed or renovated which can comparable with previous years during the fourth quarter. The Company is monitoring the effects on net revenue considering that in the current quarter some Brazilian States and Municipalities have been studying to reopen their physical units in 2021 which could bear a net revenue increasing or stability to the Company. In the nine-month period ended as of September 30, the Company recognized R$ 104,187 as sales returns (R$ 49,261 September 30,2019), see Note 21 due to renegotiations with clients being it and result of impacts caused by COVID 19 in our business.

Accounts Receivable and expected credit losses (ECL)

Despite the high level of uncertainty brought by COVID 19 over credit risks, we observed increasings on overdue during the third quarter of 2020. Thus, based on the available information, we revised the expected financial losses considering the expected credit losses observed and increased the allowance for doubtful accounts by R$6.8 million in the nine-month period ended as of September 30,2020.

Inventories, including rights to returned goods

The Company assessed its inventories and corresponding accounting estimates and as result did not identify relevant impacts due to obsolescence or devaluation of inventories due to COVID 19 and its effects thereon. Regarding the realization of rights to returned goods we did not identify relevant impacts in the third quarter of 2020. That was consequence of some initiatives carried out by Company, such as temporary closure of distribution centers, resulting in a decrease in production of our learning materials.

Other assets

The Company has not identified any changes in circumstances that indicate the impairment of other assets, but informs that it will continue overseeing the impacts came from the COVID-19 crisis, and if the social distance measures and macroeconomic impacts continue, the conditions of Company's financial results or results of operations in 2020 may be negatively impacted.

Vasta Platform Limited

Unaudited Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the nine-month period ended as of September 30, 2019

1.2 Initial public offering

On July 31, 2020, was accomplished the initial public offering of the Company, was set at US$ 19.00 per Class A common share, pursuant to the U.S. Securities Act of 1933 (the “Offer”), reaching the total amount of US$ 333,522 (R$ 1,836,317) using day August 4,2020 exchange, with the issuance of 18,575,492 Vasta’s class A common shares and additionally has granted the underwriters an option to purchase of additional 2,786,323 Class A common shares, at the initial public offering price less the underwriting discounts and comissions, totalizing 21,361,815. The Company incurred in the amount of R$ 174,683 being composed by bank commissions; audit services; attorneys fees; financial expenses; registration fees, bonus paid to certain employees that were part of IPO process and other expenses stricted related to public offering, all of them net of Income taxes . The referred amount was recorded in the Company’Equity, according to IAS 32 – Financial instruments – Presentation.

The price per class A common share in the initial public offering of Vasta Platform Limited (“Vasta”), duly incorporated and validly existing under the laws of the Cayman Islands, which consolidates the group's activities related to educational and digital solutions focusing on private schools operating in the primary and secondary education segment, was set at US$ 19.00 per class A common share. Contribution Agreement of shares.

As soon the accounting for the new Class A common shares were issued and sold in this offering, we had a total of 83,011,585 common shares issued and outstanding immediately following this offering. From those 64,436,093 of these shares were Class B common shares beneficially owned by Cogna (which will hold 97.2% of the combined voting power of our outstanding Class A and Class B common shares), and 18,575,492 of these shares were Class A common shares beneficially owned by investors purchasing in this offering (which will hold 2.8% of the combined voting power of our outstanding Class A and Class B common shares).

As a result of this offering Cogna Group continues to control the outcome of all decisions at our shareholders’ meetings and it is able to elect a majority of the members of our Board of directors. Our Parent Company also is able to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. In addition, as consequence, we are a “controlled company” within the meaning of the Nasdaq corporate governance standards and as such to rely on available exemptions from certain Nasdaq corporate governance requirements.

The Board of Directors’ Meeting approved that Vasta and the Cogna celebrate a Contribution Agreement formalizing the contribution of 100% (one hundred percent) of the shares issued by Somos Sistemas de Ensino S.A (“Somos Sistemas”) held by the Cogna to Vasta’s share capital (the “Contribution”). After the Contribution, Somos Sistemas became wholly owned by Vasta, which, in its turn, continued to be fully controlled by the Cogna.

2.	Basis of preparation and presentation of Unaudited Interim Condensed Combined Consolidated Financial Statements and Unaudited Interim Condensed Combined Carve-out Financial Statements

These Unaudited Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 and Combined Carve-out Financial Statements as of December 31, 2019 have been prepared in accordance with IAS 34 - Interim Financial Reporting and should be read in conjunction with the Combined Carve-out Financial Statements as of December 31, 2019. However, selected explanatory notes are included to explain events and transactions that are significant for understanding of the changes in the Company’ financial position and performance since the last Annual Financial Statements.

The Unaudited Interim Condensed Combined Consolidated Financial Statements and the Condensed Combined Carve-out Financial Statements are presented in thousands of Brazilian Real (“R$”), which is the Company functional currency. All financial information presented in R$ have been rounded to the nearest thousand value, except otherwise indicated.

Vasta Platform Limited

Unaudited Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the nine-month period ended as of September 30, 2019

The preparation of Unaudited Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 and Combined Carve-out Financial Statements as of December 31, 2019 to make judgements, use estimates and adopt assumptions in the process of applying accounting practices, that affect the disclosed amounts of revenues, expenses, assets and liabilities, including contingent liabilities. However, the uncertainty inherent to these judgements, assumptions and estimates could result in material adjustments to the carrying amount of certain assets and liabilities in future periods.The main accounting polices applied in the preparation of these Unaudited Condensed Combinated Consolidated Interim Financial Information are presented in Note 3.

3.	Summary of Significant accounting policies

The accounting policies applied in these Unaudited Interim Combinated Condensed Consolidated Financial Statements as of September 30, 2020 and Unaudited Interim Condensed Combined Carve-out Financial Statements are the same as those applied in the last Combined Carve-out Financial Statements as of December 31, 2019.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on Company’s Unaudited Interim Combinated Condensed Consolidated Financial Statements as of September 30, 2020 and Combined Carve-out Financial Statements as of December 31, 2019

3.1 Significant accounting judgments, estimates and assumptions

The preparation of the Company’ Unaudited Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and Unaudited Interim Condensed Combinated Carve-out Financial Statements for the nibe-month period ended September 30, 2020 which requires Management makes judgments over estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities at the end of the reporting period; however, uncertainties about these assumptions and estimates may result in outcomes that require adjustments to the carrying amount of the affected asset or liability in future periods.

The significant assumptions and estimates applied in the preparation of the Unaudited Interim Condensed Combinated Consolidated Financial Statements as of September 30, 2020 were the same as those adopted in the Combined Carve-out Financial Statements as of December 31, 2019.

3.2 Business combinations

A & R Comercio e Serviços de Informática Ltda. (“Pluri”) and Mind Makers Editora Educacional (“Mind Makers”)

On January 7, 2020, the Company concluded the acquisition of the entire ownership interest of Pluri for R$ 26,000. Pluri is an entity based in the State of Pernambuco specialized in solutions such as consulting and technologies for education systems. This acquisition is in line with the Company’s strategy of focusing on the distribution of its operations to another region. The agreement is also subject to certain additional earn-outs, associated with achievements defined in the agreement, such as revenue and profit, that could increase the purchase price by and additional R$ 1,706 over the life of the earn-out period.

On February 13, 2020, the Company concluded the acquisition of the entire ownership interest of Mind Makers, a company that offers computer programming and robotics courses and helps students develop skills relevant to their educational progress, such as coding and product development, as well as entrepreneurial and socio-emotional skills including teamwork, leadership and perseverance. The total purchase price was R$ 18,200, R$ 10,000 of which was payable upon signing the agreement, with half of the remaining balance payable in 2021 and the other half of the remaining balance payable in 2022, with the 2021 and 2022 payments subject to certain adjustments. The agreement is also subject to certain additional earn-outs, associated with achievements defined in the agreement, such as revenue and profit, that could increase the purchase price by and additional R$ 5,443 over the life of the earn-out period.

Vasta Platform Limited

Unaudited Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the nine-month period ended as of September 30, 2019

The acquisitions were accounted using the acquisition method of accouting in accordance with IFRS 3 – Business Combinations, i.e. the consideration transferred, and identifiable assets and liabilities acquired were measured at fair value, while goodwill is measured as the excess of consideration paid over those items.

The following table presents the assets and liabilities acquired for each business combination:

	Pluri	Mind Makers	Total of Combination
Current assets
Cash and cash equivalents	1,820	528	2,348
Trade receivables	1,687	3,303	4,990
Inventories (iv)	15,338	-	15,338
Prepayments	695	62	757
Taxes recoverable	746	2	748
Other receivables	2,905	-	2,905
Total current assets	23,191	3,895	27,086

Non-current assets
Property, plant and equipment	122	89	211
Other intangible assets	177	-	177
Intangible assets - Customer Portfólio (iii)	4,625	-	4,625
Intangible assets - Trademarks (ii)	-	16,060	16,060
Total non-current assets	4,924	16,149	21,073

Total Assets	28,115	20,044	48,158

Current liabilities
Suppliers	10,443	26	10,469
Salaries and social contributions	190	120	310
Taxes payable	13	10	23
Income tax and social contribution payable	298	80	378
Contract liabilities and deferred income	322	267	589
Total current liabilities	11,266	503	11,769

Non-current liabilities
Bonds and Financing	-	998	998
Other liabilities	364	-	364
Total non-current liabilities	364	998	1,362

Total liabilities	11,630	1,501	13,131

Net assets (A)	16,485	18,543	35,027
Total of Consideration transferred (B)	27,706	23,621	51,327
Goodwill (B – A) (i)	11,221	5,078	16,300

(i)	Goodwill is recognized based on expected synergies from combining the operations of the acquirees and the acquiror, as well as due to an expected increase in the Company’ market-share due to the penetration of the Company products and services in regions where the Company did not operate before. Also, the current tax law allows the deductibility of the acquisition date goodwill and fair value of net assets acquired when a non-substantive action is taken after acquisition by the Company (i.e. when the Company merges or spin off the Companyes acquired) and therefore the tax and accounting basis of the net assets acquired are the same as of the acquisition date.

Vasta Platform Limited

Unaudited Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the nine-month period ended as of September 30, 2019

(ii)	Trademark-related intangible asset’s fair value was obtained based on: net revenue was estimated taking into account the contractual customer relationships existing on the acquisition date; royalty rates of 7.2% were used based in the market rates of companies with similar activities as the Company, which represents a market rate; at last, the discount rate (Weighted Averaged Cost of Capital (“WACC”)) used was 12.4% p.a.

(iii)	The following assumptions were used to determine the costumer portfolios: an average contract termination period of eigth years and seven months; A nominal discount rate of 12.6% p.a. was used, which is equivalent to the WACC, plus an additional risk premium, of 0.07.

(iv)	Market comparison technique: The fair value is determined based on the estimated selling price in the ordinary course of Company less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories.

From the date of acquisition to September, 2020, Mind Makers and Pluri contributed to revenue in the Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 in the amount of R$ 3,295 and R$ 39,160 respectively, and net (Loss) profit for the period of R$ (1,373) and R$ 1,312. If the acquisition had been concluded on January 1, 2020, the Company estimates its combined net revenue from sales and services would have been R$ 696,521 and a Net loss of R$ (65,350) for the period ended on September 30, 2020.

4.	Financial Risk Management

The Company has a risk management policy for regular monitoring and management of the nature and overall position of financial risks and to assess its financial results and impacts to the Company’ cash flows. Counterparty credit limits are also periodically reviewed or when the Company identifies significant changes on financial risk.

The economic and financial risks reflect the behavior of macroeconomic variables such interest rates as well as other characteristics of the financial instruments maintained by the Company. These risks are managed through control and monitoring policies, specific strategies and limits.

The Company maintained its approach and strong cash and marketable securities position, as well as its treasury policy, during the crisis caused by the pandemic of COVID-19.

a.	Financial risk factors

The Company’ activities expose it to certain financial risks mainly related to market risk, credit risk and liquidity risk. Management and Cogna Group’s Board of Directors monitor such risks in line with the capital management policy objectives.

This Note presents information on the Company' exposure to each of the risks above, the objectives of the Company, measurement policies, and the Company's risk and capital management process.

The Company has no derivative transactions.

a.	Market risk - cash flow interest rate risk

This risk arises from the possibility of the Company incurring losses because of interest rate fluctuations that increase finance costs related to financing and bonds raised in the market and obligations for acquisitions from third parties payable in installments. The Company continuously monitors market interest rates in order to assess the need to contract financial instruments to hedge against volatility of these rates, additionally financial assets also indexed to the CDI (daily average of overnight interbank loan) and IPCA (broad consumer price index) partially mitigate any interest rate exposures.

Vasta Platform Limited

Unaudited Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the nine-month period ended as of September 30, 2019

Interest rates contracted are as follows:

	September 30, 2020	December 31, 2019	Interest rate

Marketable Securities	707,116	-	104% CDI

Bonds
Private Bonds – 5th Issuance – serie 1	100,134	101,802	CDI + 1.15% p.a.
Private Bonds – 5th Issuance- serie 2	102,131	101,765	CDI + 1.00% p.a.
Private Bonds – 6th Issuance – serie 1	-	305,368	CDI + 0.90% p.a.
Private Bonds – 6th Issuance – serie 2	204,897	204,047	CDI + 1.70% p.a.
Private Bonds – 7th Issuance - single	378,971	814,086	CDI + 1.15% p.a.
Private Bonds – 8th Issuance - single	-	113,879	CDI + 1.00% p.a.
Financing (Note 11)	998	-	TJPLP +5% p.a
Financing and Lease Liabilities (Note 13)	157,537	153,714	IPCA
Accounts Payable for Company Combination (Note15)	43,550	10,941	100% CDI
Loans from related parties	20,604	29,192	CDI + 3.57%
	1,008,821	1,834,794
b.	Credit risk

Credit risk arises from the potential default of a counterparty to an agreement or financial instrument, resulting in financial loss. The Company is exposed to credit risk in its operating activities (mainly in connection with trade receivables, see Note 7.C and financial activities that includes reverse factoring deposits with banks and other financial institutions and other financial instruments contracted.

The Company mitigates its exposure to credit risks associated to financial instruments, deposits in banks and short-term investments by investing in prime financial institutions and in accordance with limits previously set in the Company’s policy, see note 6.1.

To mitigate risks associated with trade receivables, the Company adopts sales policy and analysis of the financial and equity situation of its counterparties. The sales policy is directly associated with the level of credit risk the Company is keen on to subject itself to in the normal course of its business.

The diversification of its receivable’s portfolio, the selectivity of its customers, as well as the monitoring of sales financing terms and individual position limits are procedures adopted to minimize defaults or losses in the realization of trade receivables. Thus, the Company does not have significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristic.

Furthermore, the Company reviews the recoverable amount of its trade receivables at the end of each reporting period to ensure that adequate credit losses are recorded (note 7.c).

The Company limits its exposure to credit risks associated to financial instruments, bank deposits and financial investments by making its investments in financial institutions for which credit risk is monitored, according to limits previously established in the Company’policy. When necessary, appropriate provisions are recognized to cover this risk.

c.	Liquidity risk

This is the risk of the Company not having enough funds and or bank credit limits to meet its short-term financial commitments, due to the mismatch of terms in expected receipts and payments. The Company continuously monitors its cash balance and the indebtedness level and implemented measures to allow access to the capital markets, when necessary. It also endeavors to assure they remain within existing credit limits. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets, liabilities and takes into consideration its debt financing plans, covenant compliance, internal liquidity targets and, if applicable, regulatory requirements.

Vasta Platform Limited

Unaudited Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the nine-month period ended as of September 30, 2019

Cash surplus generated by the Company is invested in short-term deposits being those investments featured by appropriate maturities or enough liquidity in order to provide the Company the appropriate commitment with going concern presumption.

The table below presents the maturity of the Company´ financial liabilities.

Financial liabilities by maturity

September 30, 2020	Less than one year	Between one and two years	Over two years	Total
Bonds	480.502	306.629	-	787.131
Lease Liabilities	13.112	28.885	115.539	157.536
Accounts Payable for business combination	16.957	14.531	12.062	43.550
Suppliers	97.939	-	-	97.939
Reverse Factoring	59.811	-	-	59.811
Suppliers - related Parties	130.532	-	-	130.532
Other liabilities - related parties	233.152	-	-	233.152
Loans from related parties	20.604	-	-	20.604
	1.052.609	350.045	127.601	1.530.255

The table below reflects the estimated interest rate based on CDI for 12 months (3.54% p.a) extracted from BACEN (Brazilian Central Bank) as of September 30,2020 being its amounts payable of principal and interest based on undiscounted contractual amounts and, therefore, it does not reflect the financial position presented as of September, 2020.

September 30, 2020	Less than one year	Between one and two years	Over two years	Total
Bonds	497.526	317.493	-	815.019
Lease Liabilities	13.524	29.792	119.167	162.483
Accounts Payable for business combination	17.558	15.046	12.489	45.093
Suppliers	97.939	-	-	97.939
Reverse Factoring	63.753	-	-	63.753
Suppliers - related Parties	139.930	-	-	139.930
Other liabilities - related parties	233.152	-	-	233.152
Loans from related parties	21.377	-	-	21.377
	1.084.758	362.331	131.656	1.578.745

As of September 30, 2020, the Company presents positive working capital of R$ 409,614 (compared to negative working capital of R$ 326,550 as of December 31, 2019) mainly due to cash came from Initial public offering occurred on July 31, 2020, see Note 1.2.

Capital management

The Company’ main capital management objectives are to safeguard its ability to continue as a going concern, optimize returns, allow consistency of operations to other stakeholders and to maintain an optimal capital structure reducing financial costs and maximizing the returns. In addition, the Company monitores adequate financial leverage, and to mitigate risks that may affect the availability of capital in Company development. No changes were made in the objectives, policies or processes for managing capital during the period as of September 30, 2020.

Vasta Platform Limited

Unaudited Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the nine-month period ended as of September 30, 2019

The Company monitors constantly significant indicators, such as, consolidated financial leverage, which is the ratio of total net debt to its adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (“Adjusted EBITDA”).

Sensitivity analysis

The following table presents the sensitivity analysis of potential losses from financial instruments, according to the assessment of relevant market risks made by Management and presented above.

A probable scenario over a 12-month horizon was used, with a projected rate of 3.54% p.a. as per CDI (“Interbank Deposit Rate”) references rates disclosed by B3 S.A (Brazilian Stock Exchange). Two further scenarios are presented, stressing, respectively, 25% (possible scenario) and 50% (remote) deterioration of the projected rates.

	Index - % per year	Balance as of September 30, 2020	Base scenario	Scenario I	Scenario II
Financial Investments	101.7% of CDI	298,218	13,419	14,304	16,103
Marketable Securities	104% CDI	707,116	26,021	33,527	39,032

		1,005,334	39,440	47,831	55,135

Accounts Payable for Business Combination	100% of CDI	(43.550)	(1,543)	(1,929)	(2,314)
Loans from related parties	CDI + 3.57%	(20,604)	(742)	(928)	(1,114)
Bonds	CDI + 1.15%	(787,131)	(30,019)	(37,524)	(45,029)
		(851,285)	(32,304)	(40,381)	(48,457)

Net exposure		154,049	7,136	7,450	6,678

Interest Rate -% p.a	-	-	3.54%	4.43%	5.31%
	-	-	-	25%	50%

Vasta Platform Limited

Unaudited Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the nine-month period ended as of September 30, 2019

5.	Financial Instruments by Category

The Company holds the following financial instruments:

	Fair Value Hierarchy	September 30, 2020	December 31, 2019
Assets - Amortized cost
Cash and cash equivalents (Note 6)	1	317,883	43,287
Marketable Securities (Note 6.1)	1	707,116	-
Trade receivables (Note 7)	2	247,335	388,847
Other receivables	2	28,030	1,735
Related parties – other receivables (Note 17)	2	1,823	39,946
		1,302,186	473,815

Liabilities - Amortized cost
Bonds and financing (Note 11)	2	787,131	1,640,947
Lease liabilities (Note 13)	2	157,536	153,714
Reverse Factoring (Note 12)	2	59,811	94,930
Suppliers -related Parties (Note 17 (a))	2	130,532	207,174
Accounts payable for business combination (Note 15)	2	43,550	10,941
Other liabilities - related parties (Note 17)	2	233,152	47,603
Loans from related parties (Note 17)	2	20,604	29,192
		1,432,316	2,184,501

Vasta Platform Limited

Unaudited Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the nine-month period ended as of September 30, 2019

The Company’ financial instruments as of September 30, 2020 and December 31, 2019 are recorded in the statements of financial position at amounts that are consistent with their fair values.

The fair value of financial assets and liabilities was determined based on available market information and appropriate valuation methodologies for each case. However, significant judgment is required to interpret market data and produce the most appropriate estimates of realizable values. Consequently, the estimates of fair value do not necessarily indicate the amounts that could be realized in the current market. The use of different market inputs and/or valuation methodologies could have a material impact on the estimated fair value.

6.	Cash and Cash Equivalents

The balance of this account is comprised by the following amounts:

	September 30, 2020	December 31, 2019
Cash	27	32
Bank account	19,638	716
Financial investments (i)	298,218	42,539
	317,883	43,287

(i)	The Company invests in a fixed income investment fund with short-term and with daily liquidity and not material risk of change in value. Financial investments presented an average gross yield of 101.7% of the annual CDI rate on September 30, 2020 (101.68% on December 31, 2019). All investments attend the criteria defined in IAS 7 – Statement of Cash Flows once those investments are highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

6.1	Marketable Securities

	Credit Risk	September 30, 2020	December 31, 2019

Financial bills (LF)	AAA	149,203	-
Financial treasury bills (LFT)	BB-	557,913	-
		707,116	-

The average gross yield of securities is based on 104% CDI. The referred investments do not attend the criteria defined in IAS 7 – Statement of Cash Flows, and therefore, are classified as marketable securities.

Vasta Platform Limited

Unaudited Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the nine-month period ended as of September 30, 2019

7.	Trade Receivables

The balance of this account is comprised by the following amounts:

a.	Composition

	September 30, 2020	December 31, 2019
Trade receivables	266,765	394,309
Related Parties (Note 19)	7,499	17,062
( - ) Impairment losses on trade receivables	(26,929)	(22,524)
	247,335	388,847

b.	Maturities of trade receivables

	September 30, 2020	December 31, 2019
Current	179,155	332,071
Past due
Up to 30 days	16,218	10,403
From 31 to 60 days	14,968	7,505
From 61 to 90 days	9,037	6,071
From 91 to 180 days	17,908	9,506
From 181 to 360 days	16,306	16,813
Over 360 days	8,859	6,894
Total past due	83,296	57,192

Clients on bankuptcy	4,314	5,046
Related parties (note 17)	7,499	17,062
Provision for impairment of trade receivables	(26,929)	(22,524)

	247,335	388,847

In general, we verified a reduction of current account receivable comparatively with December 31st due to seasonality effect, as explained in the Note 21 (a), when the Company printed materials and digital materials to customers occur in the last quarter of each year. Regading the overdue we verified a comparative increasing as consequence of COVID-19 over the Company. As mentioned in the Note 1.1. the Company increased the provision for impairment on trade receivables in the first quarter of 2020.

The gross carrying amount of trade receivables is written off when the Company has no reasonable expectations of recovering the financial asset in its entirety or a portion thereof. Collection efforts continue to be made, even for the receivables that have been written off, and amounts are recognized directly in results upon collection.

c.	Impairment losses on trade receivables

The Company measures impairment losses on trade receivables at an amount equal to lifetime expected credit losses (“ECL”) estimated using a provision matrix on a monthly basis. This matrix is prepared by analyzing the receivables established each month (in the 12-month period) and the related composition per default range and by calculating the recovery performance. In this

Vasta Platform Limited

Unaudited Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the nine-month period ended as of September 30, 2019 methodology, for each default range an estimated loss likelihood percentage is established, which considers current and prospective information on macroeconomic factors that affect the customers' ability to settle the receivables.

The Company also recognizes impairment losses on trade receivables at 100% over customers that filled bankruptcy process, because historical experience has indicated that these receivables are generally not recoverable.

The Credit risk and expected credit losses associated with amounts due from related parties is not significant.

The following table details the risk profile of trade receivables based on the Company’ provision matrix as of September 30, 2020 and as of December 31, 2019. As the Company’ historical credit loss experience does not show significantly different loss patterns for different customer types, the impairment losses on trade receivables based on past due status is not further distinguished between different customer bases.

	As of September 30, 2020		As of december 31, 2019
	Expected credit loss rate (%)	Lifetime ECL (R$)	Expected credit loss rate (%)	Lifetime ECL (R$)
Current	0,58%	1,046	0,67%	2,267
Past due
Up to 30 days	4,13%	669	1,81%	188
From 31 to 60 days	7,35%	1,100	3,12%	234
From 61 to 90 days	9,87%	892	5,04%	306
From 91 to 180 days	22,24%	3,982	11,10%	1,056
From 181 to 360 days	51,05%	8,325	45,37%	7,628
Over 360 days	74,51%	6,601	84,13%	5,799
		22,615		17,478
Clients on Bankuptcy (i)	100,00%	4,314	100,00%	5,046
Impairment losses on trade receivables		26,929		22,524

(i)	As of September 30, 2020 and as of December 31, 2019, the Company’ Management recorded 100% for impairment losses from three of its clients that went into bankruptcy. All those corporate clients were national booksellers that were present in the main cities of the country and therefore, were considered as strategic marketplaces for the commercialization of our published materials to final customers (students, teachers and schools).

The following table shows the changes in impairment losses on trade receivables for the period ended September 30, 2020 and 2019:

d. Rollforward of estimated credit loss

	September 30, 2020	September 30, 2019
Opening balance	22,524	19,397
Additions	16,015	7,251
Reversals	(3,311)	(3,530)
Clients in bankruptcy	(8,299)	(4,326)
Closing balance	26,929	18,792

Vasta Platform Limited

Unaudited Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the nine-month period ended as of September 30, 2019

8.	Inventories

The balance of this account is comprised by the following amounts

	September 30, 2020	December 31, 2019
Finished products	134,490	145,006
Work in process (i)	71,470	34,502
Raw materials	25,905	31,033
Imports in progress	5,618	1,143
Right to returned goods (ii)	1,532	10,552
	239,015	222,236

(i)	The Company begins its productions to the next school year, as consequence the amount of working progress (“WIP”) is higher than December 31st, when we presumed that all production has been delivered or produced to attending emergencial demands or production maintance.

(ii)	Represents the Company’ right to recover products from customers where customers exercise their right of return under the Company’ returns policies according to IFRS 15 – Revenue from Contracts with Customers, where the Company estimates the volume of goods returns based on experience and foreseen expectations; The amount reduced due to the sales performance in September compared with December 31, 2019 that is part of the Company activity.

Changes in provision for losses with obsolete inventories is broken down as follows:

a.	Rollforward of estimated loss

	September 30, 2020	September 30, 2019
Opening balance	69,080	72,410
Additions	8,783	13,797
(Reversals)	(4,232)	(5,850)
Closing balance	73,631	80,357

9.	Property, Plant and Equipment

The cost, depreciation weighted average rates and accumulated depreciation are as follows:

		September 30, 2020			December 31, 2019
	Depreciation weighted average rate	Cost	Accumulated depreciation	Net Book value	Cost	Accumulated depreciation	Net Book value

IT equipment	10% - 33%	26,973	(25,569)	1,404	26,244	(23,758)	2,486
Furniture, equipment and fittings	10% - 33%	36,409	(25,600)	10,809	36,268	(23,902)	12,366
Property, buildings and improvements	5%-20%	51,251	(30,123)	21,128	46,420	(26,738)	19,682
In progress	-	1,758	-	1,759	4,538	-	4,538
Right of use assets	12%	193,170	(47,696)	145,474	205,270	(59,834)	145,436
Land	10%	453	-	453	4,412	(3,959)	453
Total		310,014	(128,988)	181,027	323,152	(138,191)	184,961

Vasta Platform Limited

Unaudited Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the nine-month period ended as of September 30, 2019

Changes in this group are as follows:

	IT equipment	Furniture, equipment and fittings	Property, buildings and improvements	In progress	Right of use assets	Land	Total
Balance as of December 31, 2019	2,486	12,366	19,682	4,538	145,436	453	184,961
Additions	424	41	628	1,428	16,853	-	19,373
Additions by Company combination	59	153	-	-	-	-	212
Disposals	(25)	(202)	(4)	-	(3,249)	-	(3,480)
Depreciation	(1,477)	(1,611)	(3,385)	-	(13,566)	-	(20,039)
Transfers	-	-	4,207	(4,207)	-	-	-
Balance as of September 30, 2020	1,467	10,747	21,128	1,759	145,474	453	181,027

	IT equipment	Furniture, equipment and fittings	Property, buildings and improvements	In progress	Right of use assets	Land	Total
At December 31, 2018	3,213	15,010	20,177	-	-	19,906	58,306
Opening balance - IFRS 16	-	-	-	-	154,681	-	154,681
At January 01, 2019	3,213	15,010	20,177	-	154,681	19,906	212,987
Additions	667	1,968	6,874	2,299	422	-	12,230
Disposals	-	(13)	(335)	-	-	-	(348)
Depreciation	(574)	(2,137)	(5,384)	-	(14,490)	-	(22,585)
Transfers (i)	-	-	-	-	19,453	(19,453)	-
At September 30, 2019	3,306	14,828	21,332	2,299	160,066	453	202,284

(i)	Refers to land under finance lease that were transferred to the “right of use assets” according to IFRS 16.

There were no indications of impairment of Property, plant and equipment for the nine-month period ended September 30, 2020 and for the year ended December 31, 2019.

10.	Intangible Assets and Goodwill

The cost, amortization weighted average rates and accumulated amortization of intangible assets and goodwill are comprised by the following amounts:

		September 30, 2020			December 31, 2019
	Amortization weighted average rate	Cost	Accumulated amortization	Net Book value	Cost	Accumulated amortization	Net Book value
Softwares	15%	204,213	(120,968)	83,245	276,542	(200,217)	76,325
Trademarks	5%	631,935	(52,189)	579,746	614,958	(30,923)	584,035
Customer Portfólio	8%	1,113,792	(162,791)	951,001	1,109,388	(98,666)	1,010,722
Goodwill	-	3,302,429	-	3,302,429	3,286,263	-	3,286,263
In progress (I)	-	23,946	-	23,946	14,051	-	14,051
Other Intangible assets	33%	38,283	(33,389)	4,894	25,146	(11,157)	13,989
		5,314,598	(369,337)	4,945,261	5,326,348	(340,963)	4,985,385

Vasta Platform Limited

Unaudited Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the nine-month period ended as of September 30, 2019

Changes in intangible assets and goodwill were as follows:

	Softwares	Customer Portfólio	Trademarks	Other Intangible assets	In progress	Goodwill	Total
At December 31, 2019	76,325	1,010,722	584,035	13,989	14,051	3,286,263	4,985,385
Additions (i)	7,374	-	-	906	23,946	-	32,226
Additions by business combination	-	4,625	16,060	177	-	16,300	37,162
Disposals	(77)	-	-	(89)	-	(326)	(492)
Depreciation	(17,442)	(64,374)	(20,346)	(6,858)	-	-	(109,020)
Transfers	17,065	28	(3)	(3,231)	(14,051)	192	-
At September 30, 2020	83,245	951,001	579,746	4,894	23,946	3,302,429	4,945,261

(i)	Substantially refers to development of the projects related to Plurall Platform. The Company has invested in changes in its digital platform that includes substantially “Plurall Digital Transformation” approximately R$ 10.7 million, and project related to learning systems, that had its investments accelerated due to educations demands created by COVID 19 pandemic.

	Softwares	Customer Portfólio	Trademarks	Other Intangible assets	In progress	Goodwill	Total
At December 31, 2018	60,088	1,093,885	610,541	6,062	30,098	3,286,263	5,086,937
Additions	12,038	-	-	2,158	14,398	-	28,594
Disposals	-	-	(867)	(1,121)	-	-	(1,988)
Depreciation	(18,184)	(69,761)	(19,879)	(956)	-	-	(108,780)
Transfers	1,313	-	-	-	(1,313)	-	-
At September 30, 2019	55,255	1,024,124	589,795	6,143	43,183	3,286,263	5,004,763

i) Impairment tests for goodwill

The Company is comprised of two separate CGUs (each one of its reportable operating segments, as per note 25), for which the recoverable amount has been determined based on value-in-use calculations. Goodwill is allocated to each CGU as per below:

Content & EdTech Platform	3,291,835
Digital Platform	10,594
3,302,429

The Company evaluated the circumstances that could indicate an impairment in its non-financial assets and carried out a sensitivity analysis in the long-term model and cash flows, including any impacts / risks that could be estimated based on our best estimate of future cash flows. The conclusion of these tests provided by Company, has not shown any adjustments to be considered necessary for these assets. We understand that this procedure meets the normative requirement to perform an impairment test at least once a year or, as in the present case, at any time when there are impairment indicators.

The main assumptions applied in the calculations were: (i) 3.5% growth rate in perpetuity (6.1% as of December 31, 2019), and; (ii) applied discount rate (WACC) at 10.12% (10.08% as of December 31, 2019). As a result of disclosed in note 1.1 which deals with the effects arising from COVID19, the Company reassessed the main assumptions used in the impairment test of the intangible disclosed in the Combinated Carve-out Financial Statements as of December 31,2019 and concluded that there were no significant changes in the assumptions compared to the nine-month period ended September 30, 2020. Therefore, Management understands that it is not necessary to carry out the impairment

Vasta Platform Limited

Unaudited Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the nine-month period ended as of September 30, 2019 test of the intangible in this period, being the new reassessment in the year-end through effective test for period ended on December 31, 2020.

11.	Bonds and Financing

a.	Composition of bonds and financing

The balance of bonds and financing is comprised by the following amounts:

	December 31, 2019	Additions by business combination (i)	Payment of interest	Payment (ii)	Interest accrued	Tranfers	September 30, 2020
Bonds with Related Parties	440,947	-	(49,368)	(852,136)	30,520	910,400	480,363
Finance	-	-	(35)	-	35	139	139
Current liabilities	440,947	-	(49,403)	(852,136)	30,555	910,539	480,502

Bonds with Related Parties	1,200,000	-	-	-	16,170	(910,400)	305,770
Finance	-	998	-	-	-	(139)	859
Non-current liabilities	1,200,000	998	-	-	16,170	(910,539)	306,629

Total	1,640,947	998	(49,403)	(852,136)	46,725	-	787,131

(i)	On November 21, 2018, MindMakers, which became a subsidiary of the Company in February 2020, entered into a bank credit note (cédula de crédito bancário) in favor of Banco de Desenvolvimento de Minas Gerais S.A. – BDMG, for an aggregate amount of R$1,676 with a maturity date of November 15, 2026. The payment of principal will be made in 72 installments, beginning on December 15, 2020, and ending on November 15, 2026. Interest will accrue at the long-term interest rate (taxa de juros de longo prazo – TJLP), plus 5% per annum, and will be paid on a monthly basis along with payments of principal.

(ii)	On August 4, 2020, the Company, substantially settled bonds with related parties amounting by R$ 852,136 and R$ 29,864, respectively principal and interest, as follow: 7th Issuance, 1st serie – R$ 310,918; 8th Issuance R$ 448,826 and 9th Issuance 115,591. In addition, the Company settled only interest on the following bonds: 7th Issuance, 2nd serie – R$4,671 and 6th Issuance, 2nd serie – R$ 1,994. This measure is part of committed take with shareholders thorugh IPO.

	At December 31, 2018	Capitalization of bonds (i)	Payment of principal	Payment of interest	Interest accrued	Tranfers (ii)	September 30, 2019
Bonds(i)	338,555	(329,977)	(37,777)	(25,057)	54,516	-	260
Finance leases (ii)	1,305	-	-	-	-	(1,303)	-
Current liabilities	339,860	(329,977)	(37,777)	(25,057)	54,516	(1,303)	260

Bonds(i)	1,300,000	(1,178,320)	(21,680)	(28,087)	28,087	-	100,000
Finance leases (ii)	18,608	-	-	-	-	(18,608)	-
Non-current liabilities	1,318,608	(1,178,320)	(21,680)	(28,087)	28,087	(18,608)	100,000

Total	1,658,468	(1,508,297)	(59,457)	(53,144)	82,603	(19,911)	100,260

(i)	On September 28, 2019 the Cogna Group approved the capitalization of the 4th issuance and 5th issuance private bonds, in the amount of R$ 1,508,297, increasing the Net Parent Investment in these Unaudited Interim Condensed Combinated Carve-out Financial Statements

On September 28, 2019, the Cogna Group approved the capitalization of the 4th issuance and 5th issuance

Vasta Platform Limited

Unaudited Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the nine-month period ended as of September 30, 2019 private bonds, in the amount of R$1,508,297, increasing the Net Parent Investment in these combined carve-out financial statements.

(ii) Due to the adoption of IFRS 16, Finance Leases’ balances were transferred to “Lease Liabilities”. (Note 13).

The proceeds from these issuances had been used to lengthen the Company’ debt profile, as well as to meet the Company’ working capital needs. The remaining bonds have the following characteristics:

As of September 30, 2020
Subscriber	Related Parties (a)	Related Parties (a)
Issuance	5th	6th
Serie	Serie 1	Serie 2
Date of issuance	15/03/2018	15/08/2017
Maturity Date	15/05/2021	15/08/2022
First payment after	60 months	60 months
Remuneration payment	Semi-annual interest	Semi-annual interest
Financial charges	CDI + 1,15% p.a.	CDI + 1,70% p.a.

Principal amount (in million R$)	100	200
Initialled engaged

As of September 30, 2020
Subscriber	Related Parties (a)	Related Parties (a)
Issuance	7th	5th
Serie	Single	Serie 2
Date of issuance	15/03/2018	15/08/2018
Maturity Date	09/09/2021	15/08/2023
First payment after	36 months	60 months
Remuneration payment	Semi-annual interest	Semi-annual interest
Financial charges	CDI + 1,15% p.a.	CDI + 1,00% p.a.

Principal amount (in million R$)	800	100
Initialled engaged

b.	Financial Covenants

The Company’s bonds are subject to the following clauses: (i) the acceleration of the other debentures originally issued by Saber (related party); (ii) the grant by us of any liens on our assets or capital stock and (iii) a change in control by Cogna of Saber’s subsidiaries, subject to certain exceptions. Additionally, The Company have agreed until the maturity of the debentures that: (i) will allocate at least 50% of the use of proceeds from any liquidity event to repay such debentures; (ii) will not obtain any new loans unless the proceeds of such loan are directed to repay our debentures with Cogna or loans to suppliers payments (specifically regarded to reverse factoring and other related to credit lines for supplying) and (iii) will not pledge shares and/or future dividends.

c.	Maturities of bonds and financing

The maturities range of these accounts are comprised as follow:

Maturity of installments	Total	%
2020	480,502	61,0%
2021	255,051	32,4%
2022	51,051	6,5%
2023onwards	527	0,1%
Total non-currentliabilities	306,629	39,0%

	787,131	100,0%

Vasta Platform Limited

Unaudited Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the nine-month period ended as of September 30, 2019

12.	Suppliers

The balance of this account is comprised by the following amounts:

a. Composition

	September 30, 2020	December 31, 2019
Local suppliers	62,374	98,824
Related parties (note 17)	31,214	1,219
Copyright	4,351	28,685
Reverse Factoring (i)	59,811	94,930
	157,749	223,658

(i)	Some of the Company’ domestic suppliers sell their products with extended payment terms and may subsequently transfer their receivables due by the Company to financial institutions without right of recourse, in a transaction characterized as “Reverse Factoring”.

13.	Lease liabilities

	September 30, 2020	September 30, 2019
Opening balance	153,714	-
Initial application - IFRS 16	-	159,206
Transfers (note 13)	-	19,911
Additions for new lease agreements	16,865	422
Cancelled contracts	(3,429)	-
Renegotiation -COVID impact 19 (i)	(843)
Interest	11,337	12,134
Payment of interest (Note 24)	(10,900)	(8,532)
Payment of principal	(9,207)	(13,815)
Closing balance	157,536	169,326

Current liabilities	13,112	24,159
Non-current liabilities	144,424	145,167
	157,536	169,326

(i)	The Company renegotiated with its suppliers for a specified period of 3 months the readjustment in the property rental due to the Covid-19 pandemic. On June 1, 2020 IASB issued an amendment to IFRS 16 Leases to make it easier for lessees to account for covid-19-related rent concessions such as rent holidays and temporary rent reductions, where companies open as a practical expedient, or tenants may choose not to assess whether a benefit related to Covid-19 is granted. That meets the requirements of the pronouncement, is an amendment to the lease. The lessee who makes use of this option must account for any change in the payment of the rent and the benefit granted in the rental agreement in the same way that the accounting is changed by applying this Standard if change would not be a change in the lease.

Short-term leases (lease period of 12 months or less) and leases of low-value assets (such as personal computers and office furniture), are recognized on straight line basis in rent expenses of the period and are not included in the lease liabilities. Fixed and variable lease payments, including those related to short-term contracts and to low-value assets, were the following for the nine months period ended September 30, 2020 and 2019:

Vasta Platform Limited

Unaudited Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the nine-month period ended as of September 30, 2019

	For the none months ended September 30,
	2020	2019
Fixed Payments	20,107	22,347
Payments related to short-term contracts,low value assets and variable price contracts (note 24) (i)	15,003	4,139
	35,110	26,486

(i)	Refers meaningfully to variable rental payable to clients based on percentage of revenue, recorded in Pluri and Somos.

Company’ lease operations are not subject to any financial covenants.

14.	Contract Liabilities and Deferred Income

The balance of this account is comprised by the following amounts:

	September 30, 2020	December 31, 2019
Refund liability (i)	11,110	45,248
Sales of employees' payroll (iii)	2,739	4,173
Deferred income in leaseback agreement (ii)	7,047	7,500
Other liabilities	7,589	1,603
	28,485	58,524

Current	21,174	49,328
Non-current	7,311	9,196
	28,485	58,524

(i)	Refers to the customers’ right to return products according to IFRS 15 – Revenue from Contract with Customers, which Company calculates based on historical best estimate of sales returns being returns a variable consideration. It important to enhance that the refund liability on September 30, 2020 is lower than December 31, 2019 due to the seasonality.

(ii)	In March 2018, the predecessor Somos-Anglo entered into a sales and leaseback agreement of a property located at João Dias Avenue in the city of São Paulo in the amount of R$ 25,500. This transaction included a deferred income of R$ 9,104 which will be appropriated according to the lease term of the property (120 months).

(iii)	Refers to deferred income related to the sale of a 5-year exclusivity to process our Company employees’ payroll to Banco Itaú for R$ 7,000 in August 2017. This income will be recognized on a straight-line basis throughout the contract term as “Other Operating income” as the Company’ believes that the rights of exclusivity are transferred to Itaú over this period.

15.	Accounts Payable for Business Combination

	September 30, 2020	December 31, 2019
Pluri (a)	12,757	-
Mind Makers (b)	14,961	-
Livro Fácil	15,832	10,941
	43,550	10,941

Current	16,957	1,772
Non-current	26,593	9,169
	43,550	10,941

Vasta Platform Limited

Unaudited Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the nine-month period ended as of September 30, 2019

(a)	A & R Comercio e Serviços de Informática Ltda. (“Pluri”)

On January 7, 2020, the Company concluded the acquisition of Pluri for R$ 26 million, which R$ 15.6 million was paid in cash, R$ 10.4 million on installments and are still outstanding and accrued contractual CDI charges. The agreement is also subject to certain additional earn-outs, that could increase the purchase price by and additional R$1.7 million over the life of the earn-out period.

(b)	Mind Makers Editora Educacional (“Mind Makers”)

On February 13, 2020, the Company concluded the acquisition of Mind Makers for R$ 18.2 million, which R$ 10 million was paid in cash and R$ 8.2 million on installments and are still outstanding and accrued contractual CDI charges. The agreement is also subject to certain additional earn-outs, that could increase the purchase price by and additional R$5.4 million over the life of the earn-out period.

The maturities of such balances are shown in the table below:

	As of September 30, 2020
Maturity of installments	Total	%
2020	16,957	39%

2021	14,531	33%
2022	7,410	17%
2023	4,652	11%
Total non-current liabilities	26,593	61%

	43,550	100%

The Company has commited with the flux of payments stemming from Company acquisitions.

16.	Salaries and Social Contribution

	September 30, 2020	December 31, 2019
Salaries payable	14,573	20,658
Social contribution payable (i)	26,453	9,532
Provision for vacation pay and 13th salary	26,715	13,213
Provision for profit sharing	2,880	18,333
Others	921	12
	71,542	61,748
(i)	Refers to the social security services (“INSS”) and Severance Indemnity Fund (“FGTS”) provision over RSU outorgated (Share payment based recognized on July 31, 2020) to be paid when the shares were granted to the employee (R$ 9,314 on September 30, 2020).

17.	Related Parties

As presented in note 1, the Company is part of Cogna Group and therefore some of the Company' transactions and arrangements are performed with related parties and the effect of these transactions is reflected in this Unaudited Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 and Combined Carve-out Financial Statements as of December 31, 2019.

Vasta Platform Limited

Unaudited Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the nine-month period ended as of September 30, 2019

Transactions with these related parties are priced on an arm´s length basis, except for certain intangibles described in item d. and are settled in cash. None of the related party balances are secured. No expense has been recognized in these Unaudited Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 and Combined Carve-out Financial Statements as of December 31, 2019 for losses in respect of amounts owed by related parties.

Vasta Platform Limited

Unaudited Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the nine-month period ended as of September 30, 2019

The balances with Related Parties are presented below:

	September 30, 2020
	Other receivables (i)	Trade receivables (Note 7)	Indemnification asset (note 18a)	Other payments (ii)	Loans (iii)	Suppliers (note 12)	Bonds (note 11)
Cogna Educação S.A.	-	-	152,993	14,048	20,604	-	-
Anhanguera Educacional Participacoes SA.	-	413	-	-	-	-	-
Editora Atica S.A.	-	821	-	131,725	-	14,584	-
Editora Scipione S.A.	-	129	-	19,141	-	1,664	-
Centro Educacional Leonardo Da Vinci SS	-	12	-	-	-	-	-
Maxiprint Editora Ltda.	-	462	-	918	-	406	-
Pax Editora E Distribuidora Ltda.	-	49	-	-	-	33	-
Saraiva Educacao S.A.	-	169	-	24,047	-	11,127	-
Colegio Visao Eireli	-	6	-	-	-	-	-
Anhanguera Educacional Ltda.	-	-	-	-	-	-	-
Pitagoras Sistema De Educacao Superior Sociedade Ltda.	-	127	-	-	-	-	-
Somos Idiomas SA	134	2	-	-	-	-	-
Sge Comercio De Material Didatico Ltda.	-	4	-	-	-	659	-
Sistema P H De Ensino Ltda.	-	1,448	-	18	-	162	-
Escola Mater Christi Ltda.	-	30	-	130	-	103	-
Somos Educação S.A.	-	-	-	13,042	-	909	-
Saber Serviços Educacionais S.A.	4,312	2,418	-	-	-	1,119	786,133
Acel Adminstração de Cursos Educacionais Ltda	-	819	-	-	-	410	-
Educação Inovação e Tecnologia S.A.	-	-	-	854	-	-	-
Somos Operações Escolares S.A.	251	-	-	-	-	-	-
Sociedade Educacional Doze De Outubro Ltda.	-	51	-	-	-	38	-
Editora E Distribuidora Educacional S.A.	-	539	-	29,229	-	1	-
	4,697	7,499	152,993	233,152	20,604	31,214	786,133

Vasta Platform Limited

Unaudited Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the nine-month period ended as of September 30, 2019

	December 31, 2019
	Other receivables (i)	Trade receivables (Note 7)	Indemnification asset (note 18a)	Other payments (ii)	Loans (iii)	Suppliers (note 12)	Bonds (note 11)
Cogna Educação SA.	-	-	149,600	-	-	-	-
Anhanguera Educacional Participacoes SA.	-	1,150	-	-	-	-	-
Editora Atica SA.	16	281	-	31,944	-	-	-
Editora Scipione SA.	4,743	304	-	-	-	-	-
Escola Mater Christi Ltda.	-	204	-	130	-	-	-
Maxiprint Editora Ltda.	4,021	1,154	-	-	-	-	-
Pax Editora E Distribuidora Ltda.	-	49	-	-	-	-	-
Saraiva Educacao SA.	28,226	424	-	-	-	-	-
Somos Idiomas SA.	75	2	-	-	-	-	-
Acel Administracao De Cursos Educacionais Ltda.	-	1,415	-	-	-	-	-
Ecsa Escola A Chave Do Saber Ltda.	-	212	-	-	-	-	-
Colégio Jao Ltda.	-	415	-		-	-	-
Colégio Motivo Ltda.	-	1,442	-		-	-	-
Editora E Distribuidora Educacional SA.	-	2,705	-	-	-	737	-
Sge Comercio De Material Didatico Ltda.	6	5	-	-	-	482	-
Sistema P H De Ensino Ltda.	-	2,027	-	18	-	-	-
Somos Operações Escolares SA.	42	-	-	4,197	29,192	-	-
Saber Serviços Educacionais SA.	-	5,041	-	-	-	-	1,640,947
Sociedade Educacional Doze De Outubro Ltda.	-	232	-	-	-	-	-
Saber Serviços Educacionais as	1,012	-	-	-	-	-	-
Editora E Distribuidora Educacional as	-	-	-	12,955	-	-	-
	38,141	17,062	149,600	49,244	29,192	1,219	1,640,947

(i)	Refers to other receivables related to cost sharing agrements (corporate expenses: Payroll, Services with third parties and others)

(ii)	Refers to other payments related to cost sharing agrements (corporate expenses: Payroll, Services with third parties and others) and reimbursement to other Company of the Cogna Group. In addition, after the Company reorganization part of the Company’s suppliers keep invoicing the entities under Cogna Group structure, once that only the business was carved out and not the entity, that way the Company needs to reimburse some expenses incurred that have been invoiced. That are not included in these Unaudited Interm Condensed Combined Consolidated Financial Statements due to be the legal obligor and these other Company have paid the counterparty.

(iii)	On August 14, 2019, Somos Sistemas entered into a loan agreement with Somos Educação, by which Somos Sistemas borrowed from Somos Educação the aggregate amount of R$29.1 million, at an annual interest rate of the CDI plus 3.57%. This loan was paid on April 8, 2020.

On February 13, 2020, Somos Sistemas entered into a loan agreement with Editora Ática, by which Somos Sistemas borrowed from Editora Ática the aggregate amount of R$15.0 million, at an annual interest rate of the CDI plus 3.57%. This loan was paid on July 31, 2020, 2020

On March 5, 2020, Somos Sistemas entered into a loan agreement with Cogna, by which Somos Sistemas borrowed from Cogna the aggregate amount of R$51.2 million, at an annual interest rate of the CDI plus 3.57%. This loan was paid in amount of R$ 30.6 million on July 31, 2020

Vasta Platform Limited

Unaudited Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the nine-month period ended as of September 30, 2019

The transactions with Related Parties held for the nine- month period ended September 30, 2020 and 2019 were as follows:

	For the nine months ended September 30, 2020				For the nine months ended September 30, 2019
Transactions held:	Revenues (ii)	Finance costs (i)	Cost Sharing (note 17c)	Sublease (note 17e)	Revenues (ii)	Finance costs (i)
Cogna Educação S.A.	-	1,001	-	-	-	-
Somos Educação S.A.	-	1,235	-	-	-	-
Editora Atica SA.	5,725	272	11,989	1,727	-	-
Editora Scipione SA.	883	-	-	-	-	-
Colégio Manauara Lato Sensu Ltda.	371	-	-	-	-	-
Maxiprint Editora Ltda.	608	-	-	-	-	-
A & R Comercio e Serviços de Informática Ltda (“Pluri”)	11,214	-	-	-	-	-
Saraiva Educacao SA.	1,785	-	-	5,023	-	-
Sociedade Educacional Parana Ltda.	795	-	-	-	1,577	-
Acel Administracao De Cursos Educacionais Ltda.	138	-	-	-	135	-
Sociedade Educacional Neodna Cuiaba Ltda.	257	-	-	-	-	-
Ecsa Escola A Chave Do Saber Ltda.	162	-	-	-	-	-
Colégio Motivo Ltda.	372	-	-	-	1,156	-
Sistema P H De Ensino Ltda.	3,991	-	-	-	3,558	-
Sistema Pitagoras De Educacao	854	-	-	-	-	-
Sociedade Educacional Doze De Outubro Ltda	127	-	-	-	222	-
Editora E Distribuidora Educacional SA.	1,841	-	26,873	772	-	-
Somos Operações Escolares SA.	-	46,725	-	-	-	82,603
Others	393	-	-	1,686	587	-
	29,516	49,233	38,862	9,208	7,235	82,603

(i)	Refers to finance costs with bonds subscribed by SABER and with corresponding loans.

(ii)	Primarily refers to the amounts arising from the direct sales of printed books and learning systems to other entities of Cogna’s Group for resale to its direct clients.

Vasta Platform Limited

Unaudited Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the nine-month period ended as of September 30, 2019

(a)	Suppliers and other arrengements with related parties

The Company is the legal obligor for purchases of certain raw materials used in activities related to other Companies of the Cogna Group that are not included in these Unaudited Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 and Combined Carve-out Financial Statements as of December 31, 2019 in the amount of R$ 130,532 as of September 30, 2020 (R$ 207,174 as of December 31, 2019).

(b)	Guarantees related to contingencies acquired through past business combination

In December 2019, the Company and Cogna Group signed the agreement to legally bind the indemnification from the seller in connection with the acquisition of Somos by Cogna Group, in order to indemnify the Company for any and all losses that may be incurred related to all contingencies or lawsuits events related to the Predecessor up to the maximum amount of R$152.9 million (R$ 149.6 million as of December 31, 2019). See Provision for risks of tax, civil and labor losses and judicial deposits and escrow account footnote (note 18).

(c)	Cost sharing agreements with related parties

The Company and its related parties expensed certain amounts based on an apportionment from Cogna related to shared services, including the shared service center, IT expenses, propriety IT systems and legal and accounting activities, and shared warehouses and other logistic activites. The expenses related to these apportionments were recognized in these Unaudited Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 in amount of R$ 38,862. In the Combined Carve-out Financial Statements as of September 30, 2019 these expenses were recognize according to assumptions determined by the Management based on the nature of expense shared and attributabled to the Company.

(d)	Brand and Copyrights sharing agreements with related parties

During November and December 2019, the Company and its related parties entered into brand and copyrights sharing agreements with related parties, as follows:

(i)	On November 11, 2019, the Company and EDE entered into a copyright license agreement whereby EDE agreed to grant a license, at no cost to Company, for commercial exploitation and use of copyrights related to the educational platform materials. This agreement is valid for three years.

(ii)	On November 6, 2019, the Company entered into a trademark license agreement (as amended on 2020) with EDE for which Company has been granted at no cost the use rights related to the trademark “Pitágoras.” This agreement is valid for a period of 20 years, automatically and successively renewed for the same period.

(iii)	On December 6, 2019, the Company also entered into two trademark license agreement (as amended on 2020) by which the use rights related to certain trademarks, such as “Somos Educação”, “Editora Atica”, “Editora Scipione,” “Atual Editora,” “Par Plataforma Educacional,” “Sistema Maxi de Ensino,” “Bilingual Experience,” “English Stars” and “Rede Cristã de Educação,”, have been granted at no cost to certain related parties. This agreement is valid for a period of 20 years, automatically and successively renewed for the same period.

(e)	Lease and sublease agreements with related parties

The Company and its related parties also shared the infrastructure of rented warehouses and other properties which are direct expenses of the Cogna Group. The expenses related to these rental payments were recognized in the Combined Carve-out Financial Statements as of December 31, 2019 according to assumptions defined by the Management based on utilization of these properties by the Company.

The Company has entered into lease and sublease agreements with its related parties on December 5, 2019, to continue to share these rented warehouses and other properties, as follows:

—	Commercial lease agreement

Lessee Entity	Counterpart lease agreement (Lessor)	Monthly payments	Mature	Rate	State of the property in use
Somos – Anglo	Editora Scipione S.A.	R$35	60 months from the agreement date	Inflation index	Pernambuco (Recife)
Somos – Anglo	Editora Ática S.A.	R$30	60 months from the agreement date	Inflation index	Bahia (Salvador)

—	Commercial sublease agreement

Entity (Sublessor)	Counterpart sublease agreement (Sublessee)	Monthly payments	Mature	Rate	State of the property in use
Editora e Distribuidora Educacional S.A (“EDE”)	Somos – Anglo	R$ 390	September 30, 2025	Inflation index	São Paulo (São Paulo)
Somos – Anglo	Editora Ática S.A.	R$439	September 30, 2025	Inflation index	São Paulo (São José dos Campos)
Somos – Anglo	SGE Comércio de Material Didático Ltda. (“SGE”).	R$15	September 30, 2025	Inflation index	São Paulo (São José dos Campos)
Somos – Anglo	Somos Idiomas S.A.	R$ 3	September 30, 2025	Inflation index	São Paulo (São José dos Campos)
Somos – Anglo	Saraiva Educação S.A. (“Sariva”)	R$ 113	September 30, 2025	Inflation index	São Paulo (São José dos Campos)
Somos – Anglo	Livraria Livro Fácil Ltda. (“Livro Fácil”)	R$ 82	September 30, 2025	Inflation index	São Paulo (São José dos Campos)
Somos – Anglo	Editora e Distribuidora Educacional S.A (“EDE”)	R$ 43	September 30, 2025	Inflation index	São Paulo (São José dos Campos)

The income from these lease and sublease agreements with related were recognized in these Unaudited Interim Condensed Combined Financial Statements as of September 30, 2020 in the amount of R$ 9,208 (Note 22).

(f)	Remuneration of key management personnel

Key management personnel include the members of the Board of Directors and the Audit Committee, the CEO and the vice-presidents of Cogna Group, for which the nature of the tasks performed were related to the activities of the Company.

Vasta Platform Limited

Unaudited Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the nine-month period ended as of September 30, 2019

For the period ended September 30, 2020, key management remuneration allocated to the Company, including charges and variable remuneration came out R$ 31,774 (R$ 9,158 for the period ended as of September 30, 2019). For the Company management members, the following benefits are granted: healthcare plan, share-based compensation plan, discounts on monthly tuition of K-12 in the Cogna Group’s schools, besides discounts over the Company’ own products. See below the key management’s person remuneration:

a)	Short term benefits - Short-term benefits include fixed compensation (salaries and fees, vacation, mandatory bonus and “13th salary” bonus), payroll charges (Company share of contributions to social security – INSS) and variable compensation such as profit sharing.

b)	Share based payment -The Company does not grant post-employment benefits, termination benefits or other long-term benefits for their key management personnel. For the nine months period ended September 30, 2020 share-based compensation expenses includes share-units that came from Cogna through migration plan R$ 704 (R$ 404 for the period ended as of September 30, 2019), see Note 20, and the Company’s IPO in the amount by R$ 28,407 which were granted, however, they are in lock up period corresponding to 1 year.

Key management personnel compensation comprised the following:

	For the nine months ended September 30,
	2020	2019
Short-term employee benefits	2,663	8,754
Share-based compensation plan	29,111	404
	31,774	9,158

(g)	Guarantees related to finance

According note 11, on November 21, 2018, MindMakers, entered into a bank credit note (cédula de crédito bancário) in favor of Banco de Desenvolvimento de Minas Gerais S.A. – BDMG, for an aggregate amount of R$1,676 with a maturity date of November 15, 2026. A personal lien to secure this bank credit note was granted by certain individuals, including, our Chief Executive Officer and members of our Board of Directors.

18.	Provision for risks of Tax, Civil and Labor losses and Judicial deposits and escrow accounts

Vasta Platform Limited

Unaudited Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the nine-month period ended as of September 30, 2019

Company classifies the likelihood of loss of judicial/administrative proceedings in which it is a defendant. Provisions are recorded for contingencies classified as probable and in amount Management believes it is enough to cover probable losses or when related to business combinations.

Also, in connection with the acquisition of Somos Group by Cogna Group, and pursuant to IFRS 3 - "Business Combinations", provisions for contingent liabilities assumed by Cogna were recognized when potential non-compliance with labor and civil legislation arising from past practices of subsidiaries acquired were identified. Thus, at acquisition date, Cogna reviewed all proceedings whose responsibility were transferred to assess whether there was a present obligation and if the fair value could be measured reliably.

The contingent liabilities are composed as follows:

	September 30, 2020	December 31, 2019
Proceedings whose likelihood of loss is probable
Tax proceedings (i)	569,804	557,782
Labor proceedings (ii)	6,591	9.967
Civil proceedings	-	1
	576,395	567,750

Liabilities assumed in Business Combination
Labor proceedings (ii)	33,903	41,226
Civil proceedings	339	31
	34,242	41,257

Total of provision for risks of Tax, Civil and Labor losses	610,637	609,007

(i)	Primarily refers to income tax positions taken by the predecessor Somos Anglo and the Successor in connection with a corporate reorganization held by the predecessor in 2010. In 2018, given a tax assessment via an Infraction Notice received by the predecessor for certain periods opened for tax audit coupled with an unfavorable jurisprudence on a similar tax case also reached in 2018, the Company reassessed this income tax position and recorded a liability, including interest and penalties, in the Unaudited Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 and Combined Carve-out Financial Statements as of December 31, 2019.

(ii)	The Company is a party to labor demands, which the most frequent cases refer to holiday proportional, salary differential, night additional pay, overtime, social charges, among others. There are no individual labor demands with material values that require specific disclosure.

The changes in provision for the period ended September 30, 2020 and were as follows:

	December 31, 2019	Additions	Reversals	Interest	Total effect on the result	Payments	September 30, 2020

Tax proceedings	557,782	2	(773)	12,824	12,053	(31)	569,804
Labor proceedings	51,193	1,749	(6,263)	578	(3,936)	(6,763)	40,494
Civil proceedings	32	418	(97)	4	325	(18)	339
Total	609,007	2,169	(7,133)	13,406	8,442	(6,812)	610,637

Reconciliation with profit or loss for the period
Finance expense		-	-	(13,406)
General and administrative expenses		(2,167)	7,133	-
Income tax and social contribution		(2)	-	-
Total		(2,169)	7,133	(13,406)

Vasta Platform Limited

Unaudited Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the nine-month period ended as of September 30, 2019

See below the provision for contingences movement from December 31, 2018 to September 30, 2019 in the balances:

	As of December 31, 2018	Additions	Reversals	Interest	Total effect on the result	September 30, 2019

Tax proceedings	502,764	19,192	(169)	23,848	42,871	545,635
Labor proceedings	49,652	4,532	(1,334)	1,192	4,390	54,042
Civil proceedings	2,149	44	(61)	52	35	2,184
Total	554,565	23,768	(1,564)	25,092	47,296	601,861

Reconciliation with profit or loss for the period
Finance expense		-	-	(23,986)
General and administrative expenses		(23,768)	1,564	-
Income tax and social contribution		-	-	(1,106)
Total		(23,768)	1,564	(25,092)

(a)	Judicial Deposits and Escrow Accounts

Judicial deposits and escrow accounts recorded as in non-current assets are as follows:

	September 30, 2020	December 31, 2019
Tax proceedings	2,015	1,419
Labor proceedings	-	955
Indemnification asset -Former owner	1.962	5,476
Indemnification asset – Related Parties (i)	152.993	149,600
Escrow-account (ii)	14,933	15,482
	171.903	172.932

(i)	Refers to an indemnification asset from the seller in connection with the acquisition of Somos by Cogna Group and recognized at the date of the business combination as of October 11, 2018, in order to indemnify the Company for any and all losses that may be incurred related to all contingencies or lawsuits events related to the Predecessor up to the maximum amount of R$152.9 million (R$ 149.6 million as of December 31, 2019).

(ii)	Refers to guarantees received in past business combinations related to loss contingencies whose likelihood of loss is probable, and therefore which responsibility lies with the former owners. According to the Sale Agreement, these former owners would reimburse the Company in case of payments are required if and when contingencies materialize.

19.	Current and Deferred Income Tax and Social Contribution

Income tax expense is recognized at an amount determined by multiplying the profit (loss) before tax for the interim reporting period by the Company best estimated of the weighted-average annual income tax rate expected for the full financial year, adjusted for the tax effect of a certain items recognized in full in the interim period. As such, the effective rate in the unaudited interim condensed combined carve-out financial statements may differ from the Company estimate of the effective tax rate for the annual financial statements.

The Company effective tax rate for the period ended September 30, 2020 and 2019 were 33.9% and 35.4% respectively (Combined nominal statutory rate of income tax and social contribution is 34%).

Vasta Platform Limited

Unaudited Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the nine-month period ended as of September 30, 2019

20.	Share-based compensation

		Share unities
Stock Option plan	December 31, 2019	Employees shares transferred from Cogna to the Company	Share unities outorgated	Share unities granted	Share unites cancelled	September 30,2020
(a) Cogna Plan 2018	-	1,605,098	30,000	-	(65,000)	1,570,098
(b) Vasta Plan 2020	-	-	1,233,321	(411,404)	-	821,917

TOTAL	-	1,605,098	1,263,321	(411,404)	(65,000)	2,392,015

(a)	Cogna Plan 2018 - On September 3, 2018, Cogna Group´ stockholders approved a restricted share-based compensation plan, on which may be granted rights to receive a maximum number of restricted shares not exceeding 19,416,233 shares, corresponding to 1.18% of the Cogna Group's total share capital at the Plan's approval date, excluding shares held in treasury on such date.

This program should be wholly settled with the delivery of Cogna Group shares. On July 23, 2020 part of Cogna Group employees were transferred to the Company as part of the Company operational restructuring being transferred 1,605,098 stock options corresponded to referred employees elected to Stock Option plan, being all stock options plans conditions maintened by Cogna Group despite of employees transfer, therefore, all shares-units outorgated and cancelled pertains to Cogna and not the Company. The Company statement of profit or loss and other comprehensive income were impacted by this share-based added up by labour charges amount by R$ 3,592 for the period ended as of September 30, 2020 (R$ 404 for the period ended as of September 30, 2019).

(b)	Vasta Plan 2020 - On July 23, 2020 the Company approved its new stock option share plan named (“RSU” or “Restrict Share Units”) corresponding to 1,233,321 share-units. The purpose of RSU plan is to enhance the engagement of eligible persons in the creation of value and profitability of the Company by providing such eligible persons with an opportunity to obtain restricted share units and thus provide an increased incentive fo eligible persons to make significant and extraordinary contributions to the long-term performance and growth of the Company. Part of RSUs were considered as Bonus IPO, being those shares 411,404 share-units granted to employees at USD 19,00 unit-price (fair value) exchanged to US dollar at R$ 5.14 added to percentage of retention under historical basis updated during the plan’s course. The amount of share-unit based compensation was R$ 29,125 net of witholding taxes in amount of R$ 3,821. All RSU will be settled in shares after the lock up period of 1 year, being those shares will be purchased and delivery after the lock up period. This amount is recorded in the Share based compensation in the Equity and Parent’s Net Investment as share issuance cost.

The remaining shares not vested amount by 821,917 share units its corresponding effect on Equity and Parent’s Net Investment is R$ 3,918, recorded in the Share based compensation. It is important to enhance that this amount is not part of cost of share issuance.

(c)	IPO Capitalization costs - The Company recognized R$ 174,683, net of taxes as issuance costs being those R$ 50,580 as cost of capitalization from share-units, valued at 32,946 (see item b) added up by labour taxes (“INSS and FGTS”) added up to R$ 17,634. The remaining amount R$ 124,103 as mentioned in the Note 1.2 refers to bank commissions; audit services; attorneys fees; financial expenses; registration fees, and other expenses stricted related to public offering, all of them net of Income taxes.

Vasta Platform Limited

Unaudited Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the nine-month period ended as of September 30, 2019

21.	Net Revenue from sales and Services

The breakdown of net sales of the Company for the period ended September 30, 2020 and 2019 are shown below. The revenue is disaggregated into the categories the Company believes depict how and the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

	July 01, to September 30, 2020	September 30, 2020	July 01, to September 30, 2019	September 30, 2019
Learning Systems
Gross revenue	153,702	453,476	99,573	436,419
Deductions from gross revenue
Taxes	(532)	(579)	(17)	(68)
Discounts	(5,318)	(27,240)	(10,090)	(37,582)
Returns	(16,341)	(28,820)	(11,676)	(26,164)
Net revenue	131,511	396,837	77,790	372,605

Textbooks
Gross revenue	37,001	183,369	6,585	104,384
Deductions from gross revenue
Taxes	(195)	(233)	(601)	(1,214)
Returns	(40,693)	(65,911)	-	(19,731)
Net revenue (i)	(3,887)	117,225	5,984	83,439

Complementary Education Services
Gross revenue	2,113	36,826	159	24,438
Deductions from gross revenue
Taxes	(16)	(6)	(3)	(38)
Returns	(1,711)	(3,418)	(63)	(1,830)
Net revenue	386	33,402	93	22,570

Other services
Gross revenue	8,370	24,295	41,675	57,734
Deductions from gross revenue
Taxes	(310)	(2,064)	(2,708)	(4,342)
Net revenue	8,060	22,231	38,967	53,392

Total Content & EdTech
Gross revenue	201,186	697,966	147,303	622,975
Deductions from gross revenue
Taxes	(1,053)	(2,882)	(3,329)	(5,662)
Discounts	(5,318)	(27,240)	(10,090)	(37,582)
Returns	(58,745)	(98,149)	(11,050)	(47,725)
Net revenue	136,070	569,695	122,834	532,006

Total Digital Services
Gross revenue	7,815	92,442	13,468	98,650
Deductions from gross revenue
Taxes	(138)	(2,033)	(491)	(2,285)
Returns	(2,332)	(6,038)		(1,536)
Net revenue	5,345	84,371	12,977	94,829

Total
Gross revenue	209,001	790,408	160,679	721,625
Deductions from gross revenue
Taxes	(1,191)	(4,915)	(3,820)	(7,947)
Discounts	(5,318)	(27,240)	(10,090)	(37,582)
Returns	(61,077)	(104,187)	(10,958)	(49,261)
Net revenue	141,415	654,066	135,811	626,835

Sales	134,182	634,895	128,865	608,462
Services	7,233	19,171	6,946	18,373
Net revenue	141,415	654,066	135,811	626,835

(i)	Refers to sales returns came from sales occurred in previous quarters, meaningfully it came from distributors. It is important to enhance that books returns through distributors is foreseen by agreements between the Company and its corresponding clients in addition the Company recognizes a provision for books/sales returns based on some assumptions among them historical sales performane, and a continuous monitoring of volume sold by distributor in order to reduce the impacts in the sales returns.

The Company applies the practical expedient described in paragraph 121.b of IFRS 15 and therefore, does not disclose information about its remaining performance obligations because the Company has a right to consideration from its customers in an amount that corresponds directly with the value to the customer of the Company’ performance completed to date.

(a)	Seasonality

The Company’ revenue is subject to seasonality since the main deliveries of printed materials and digital materials to customers occur in the last quarter of each year (typically in November and December), and in the first quarter of each subsequent year (typically in February and March), and revenue is recognized when the customers obtain control over the materials. In addition, the printed and digital materials delivered in the fourth quarter are used by customers in the following school year and, therefore, fourth quarter results reflect the growth in the number of students from one school year to the next, leading to higher revenue in general in the fourth quarter compared with the preceding quarters in each year. Consequently, in aggregate, the seasonality of revenue generally produces higher revenue in the first and fourth quarters of our fiscal year. In addition, the Company generally bills its customers during the first half of each school year (which starts in January), which generally results in a higher cash position in the first half of each year compared to the second half.

A significant part of the Company’ expenses is also seasonal. Due to the nature of the business cycle, the Company needs significant working capital, typically in September or October of each year, in order to cover costs related to production and inventory accumulation, selling and marketing expenses, and delivery of the teaching materials at the end of each year in preparation for the

Vasta Platform Limited

Unaudited Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the nine-month period ended as of September 30, 2019 beginning of each school year. As a result, these operating expenses are generally incurred between September and December of each year.

Purchases through the Company' Livro Fácil e-commerce platform are also very intense during the back-to-school period, between November, when school enrollment takes place and families plan to anticipate the purchase of products and services, and February of the following year, when classes are about to start. Thus, e-commerce revenue is mainly concentrated in the first and fourth quarters of the year.

22.	Costs and Expenses by Nature

	July 01, to September 30, 2020	September 30, 2020	July 01, to September 30, 2019	September 30, 2019
Salaries and payroll charges	(51,590)	(162,750)	(43,722)	(150,439)
Raw materials and productions costs	(7,645)	(169,968)	(25,145)	(157,548)
Depreciation and amortization	(43,516)	(129,134)	(48,110)	(131,365)
Editorial costs	(23,037)	(39,830)	(5,225)	(35,060)
Copyright	(5,703)	(33,709)	(8,759)	(38,242)
Advertising and publicity	(17,487)	(61,333)	(14,687)	(40,433)
Utilities, cleaning and security	(2,020)	(11,397)	(5,302)	(10,716)
Rental and condominium fees	(9,669)	(15,003)	(2,078)	(4,139)
Third-party services	(8,549)	(16,923)	(5,331)	(18,278)
Travel	(937)	(6,791)	(3,622)	(8,889)
Consulting and advisory services	(5,632)	(18,624)	(2,227)	(12,229)
Impairment losses on trade receivables (i)	(1,121)	(12,704)	4,277	(3,721)
Material	(1,441)	(2,401)	(258)	(1,281)
Taxes and contributions	(1,172)	(1,934)	(1,696)	(2,661)
Reversal (provision) for risks of tax, civil and labor losses	(911)	4,966	9,297	(3,005)
Provision for losses with obsolete inventories (ii)	(2,566)	(4,551)	(14,166)	(13,797)
Income from lease and sublease agreements with related parties	346	9,208	-	-
Other income, net	948	2,936	(10,026)	(16,011)
	(181,702)	(669,942)	(176,780)	(647,814)

Cost of sales and services	(62,230)	(277,985)	(60,291)	(298,348)
Comercial expenses	(35,841)	(116,437)	(36,890)	(99,553)
General and administrative expenses	(83,458)	(265,752)	(87,130)	(249,461)
Impairment loss on accounts receivable	(1,121)	(12,704)	4,277	(3,721)
Other operating income, net	948	2,936	3,254	3,269
	(181,702)	(669,942)	(176,780)	(647,814)

(i)	Refers substantially to the credit risk increasing due to the COVID 19 impacts during the nine-month period ended in 2020 compared with the same period in 2019. As described in the Note 1.1 the Company increased the allowance for doubtful accounts in order to face the credit risks identified during the pandemic period.

(ii)	The Company has reduced the effects over provision for losses with obsolete inventories during the nine-month period ended in 2020 compared with the same period in 2019, due to some measures taken due to COVID 19, such as production materials in standstill, as reported in Note 1.2, and inventory reduction through sales performance.

23.	Segment Reporting

Information reported to the Chief Operating Decision Maker (CODM) for the purposes of resource allocation and assessment of segment performance is focused on revenue, “profit (loss) before finance result and tax”, assets and liabilities segregated by the nature of the services provided to the Company’ customers. Thus, reportable segments are: (i) Content & EdTech Platform; and (ii) Digital Platform.

Vasta Platform Limited

Unaudited Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the nine-month period ended as of September 30, 2019

The Content & EdTech platform derives its results from core and complementary educational content solutions through digital and printed content, including textbooks, learning systems and other complimentary educational services.

The Digital Platform aims to unify the entire school administrative ecosystem, enabling private schools to aggregate multiple learning strategies and help them to focus on education, through the Company’ physical and digital e-commerce platform (Livro Fácil) and other digital services. The operations related to this segment initiated with the acquision of the Livro Fácil.

Due to the nature of the Company’ e-commerce platform, the Content & EdTech Platform segment sells its printed and digital content to the Digital Platform segment. These transactions are priced on an arm’s length basis and are to be settled in cash. However, the eliminations made in preparing these Unaudited Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 and Unaudited Interim Combined Carve-out Financial Statements as of September 30, 2019 are included in the measure of the segment’s profit or loss that is used by the CODM, and therefore the amounts presented herein are net of such intrasegment transactions.

The Digital Platform aims to unify the entire school administrative ecosystem, enabling private schools to aggregate multiple learning strategies and help them to focus on education, through the Company’ physical and digital e-commerce platform (Livro Fácil) and other digital services. The operations related to this segment initiated with the acquision of the Livro Fácil.

	July 01, to September 30, 2020
	Content & EdTech Platform	Digital Services Platform	Total

Net revenue from sales and services	136,070	5,345	141,415
Cost of goods sold and services	(60,563)	(1,667)	(62,230)

Operating income (expenses)
General and administrative expenses	(78,533)	(4,925)	(83,458)
Commercial expenses	(35,536)	(305)	(35,841)
Other operating net income	948	-	948
Impairment losses on trade receivables	(980)	(141)	(1,121)
(Loss) Profit before financial income and taxes	(38.594)	(1,693)	(40,287)

Assets	6,861,808	130,072	6,991,880
Current and non-current liabilities	2,208,975	51,847	2,260,822

	September 30, 2020
	Content & EdTech Platform	Digital Services Platform	Total

Net revenue from sales and services	569,695	84,371	654,066
Cost of goods sold and services	(202,740)	(75,245)	(277,985)

Operating income (expenses)
General and administrative expenses	(248,912)	(16,840)	(265,752)
Commercial expenses	(105,617)	(10,820)	(116,437)
Other operating net income	2,936	-	2,936
Impairment losses on trade receivables	(11,776)	(928)	(12,704)
(Loss) Profit before financial income and taxes	3.587	(19,463)	(15,876)

Assets	6,861,808	130,072	6,991,880
Current and non-current liabilities	2,208,975	51,847	2,260,822

	July 01, to September 30, 2019
	Content & EdTech Platform	Digital Services Platform	Total

Net revenue from sales and services	122,834	12,977	135,811
Cost of goods sold and services	(52,952)	(7,339)	(60,291)

Operating income (expenses)
General and administrative expenses	(85,075)	(2,055)	(87,130)
Commercial expenses	(33,990)	(2,900)	(36,890)
Other operating net income	3,254	-	3,254
Impairment losses on trade receivables	4,277	-	4,277
(Loss) Profit before financial income and taxes	(41.652)	683	(40,969)

Assets	5,998,603	52,312	6,050,915
Current and non-current liabilities	1,311,437	60,612	1,372,049

	September 30, 2019
	Content & EdTech Platform	Digital Services Platform	Total

Net revenue from sales and services	532,006	94,829	626,835
Cost of goods sold and services	(211,029)	(87,319)	(298,348)

Operating income (expenses)
General and administrative expenses	(233,372)	(16,089)	(249,461)
Commercial expenses	(96,642)	(2,911)	(99,553)
Other operating net income	3,269	-	3,269
Impairment losses on trade receivables	(3,721)	-	(3,721)
(Loss) Profit before financial income and taxes	(9.489)	(11,490)	(20,979)

Assets	5,998,603	52,312	6,050,915
Current and non-current liabilities	1,311,437	60,612	1,372,049

Segments’ profit represents the profit earned by each segment without finance results and income tax expense. This is the measure reported to the CODM for the purpose of resource allocation and assessment of segment performance.

The Company has all its operations held in Brazil, with no revenue from foreign customers. Additionally, no single customer contributed ten per cent or more to the Company and Segments revenue in either the period September 30, 2020 and 2019.

Vasta Platform Limited

Unaudited Interim Condensed Combined Consolidated Financial Statements as of September 30, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the nine-month period ended as of September 30, 2019

24.	Financial Result

	July 01, to September 30, 2020	September 30, 2020	July 01, to September 30, 2019	September 30, 2019
Finance income
Income from financial investments and marketable securities (i)	5,838	14,475	268	1,624
Other finance income	104	104	1,208	1,208
	5,942	14,579	1,476	2,832

Finance costs
Interest on bonds and financing (ii)	(7,312)	(46,725)	(37,529)	(82,603)
Interest on reverse factoring	(3,156)	(7,132)	(4,100)	(10,525)
Interest on loans from related parties (iv)	(1,839)	(2,508)	-	-
Bank and collection fees (iii)	(4,855)	(17,172)	(1,709)	(2,100)
Interest on provision for risks of tax, civil and labor losses	(3,842)	(13,406)	(2,660)	(25,092)
Interest on Lease Liabilities	(3,284)	(11,337)	(3,602)	(12,134)
Other finance costs	(568)	(3,118)	(1,100)	(1,381)
	(24,854)	(101,399)	(50,700)	(133,835)

Financial Result (net)	(18,912)	(86,820)	(49,224)	(131,003)

(i)	Refers to income from Marketable Securities financial income, which the Company came out IPO process occurred on July 31, 2020;

(ii)	Refers to the Bonds with related parties, that includes Saber Serviços Educacionais (“Saber”), see note 17.

(iii)	Refers substantially on bank and collection fees incurred related to certain bank transactions for example, IPO cash remittance from the USA to Brazil and bank fees related to Banks settlement.

(iv)	Refers to interest on loans with related parties, in 2019 the interest is almost nil once the Company capture R$ 29.1 milion alongside Somos Sistemas (Related parties) on August 14, 2019, being the interest rate at, 3.57% per year. On March 5, 2020, Somos Sistemas entered into a loan agreement with Cogna, by which Somos Sistemas borrowed from Cogna the aggregate amount of R$51.2 million, at an annual interest rate of the CDI plus 3.57%.

25.	Non-Cash Transactions

Non-monetary transactions for the nine months ended September 31,2020 and 2019 are, respectively: (i) Additions of right use and finance lease in the amount of R$ 16,865 and R$ 422 (Note 13), and, (ii) Disposals of contracts of right use and finance lease in the amount of R$ 3,429 and nil (note 13).